

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 17, 2008

via U.S. mail and facsimile

Guoqiang Zhan, CEO
Envirosafe Corporation
16 Naner Street, Wanshou Road, Suite 602
Haizhu District, Guangzhou, P.R. China

> **RE:** **Envirosafe Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 11, 2008**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2008**
> **File No. 0-52407**

Dear Mr. Zhan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 14

1. Please amend your December 31, 2007 Form 10-KSB to provide the information required by Item 308T(a) of Regulation S-K regarding your assessment of the effectiveness of your internal control over financial reporting. Specifically, your disclosure should include the following:

- A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant;
- A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting; and
- A statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

Index To Exhibits, page 16

2. We note your statement that you filed your Sections 302 and 906 certifications as exhibits to your December 31, 2007, Form 10-KSB. However, such certifications were not filed on EDGAR. Please amend your December 31, 2007, Form 10-KSB to file these certifications as exhibits.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

Item 3. Controls and Procedures, page 9

3. Please amend your March 31, 2008, Form 10-Q to include disclosure as to whether any change in your internal control over financial reporting has occurred during this fiscal quarter ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Exhibit 31.1

4. Please amend your March 31, 2008 Form 10-Q to include the certification of Section 302 of the Sarbanes-Oxley Act of 2002 that conforms to the language in Item 601(B)(31) of Regulation S-K. Specifically:
- Please include the phrase, "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in the introduction for paragraph 4 of the certification.
- Please include paragraph 4.b.regarding the design of your internal control over financial reporting.
- Please revise the last bullet for paragraph 4 (i.e., paragraph 4.d. in Item 601(B)(31)(i) of Regulation S-K) to state, "Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and".

General

5. In comments 3 and 4, we are requesting that you amend your March 31, 2008 interim periodic filing to comply with Item 308(c) of Regulation S-K and Item 601(B)(31) of Regulation S-K. When amending this interim periodic report, please use the Form 10-Q as required by Section IV of SEC Release No. 33-8876: Smaller Reporting Company Regulatory Relief and Simplification. Please ensure your presentation on Form 10-Q fully complies with Regulation S-K and Article 8 of Regulation S-X, as appropriate.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief